SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	September 21, 2007 at 06.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso divests its North American paper operations to NewPage to create a North American paper industry leader

The transaction value is approximately USD 2 520 million (EUR 1 816 million)

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it has signed a definitive agreement to sell Stora Enso North America, Inc (“SENA”), its North American subsidiary, to NewPage Holding Corporation (“NewPage”), a leading North American coated paper producer. The combined company, to be called NewPage, will be among the North American leaders in its field.

Transaction consideration consists of USD 1 500 million (EUR 1 080 million) in cash, USD 200 million (EUR 144 million) in vendor notes and 19.9% of the shares in the new company valued at approximately USD 370 million (EUR 267 million). NewPage will also assume net liabilities of about USD 450 million (EUR 324 million). The transaction is expected to be finalised during the first quarter of 2008, subject to customary regulatory approvals.

The transaction will not generate a gain or loss when recognised in the third quarter of 2007, at current exchange rates and based on the book values of the assets prior to the impairment charge announced by Stora Enso on 5 September 2007. Furthermore, the divestment will reduce the estimated impairment charge of EUR 1 300 million by about EUR 800 million. The final gain or loss, if any, will be determined when the transaction is completed. The divestment is expected to have no material impact on the annual operating profit of the Stora Enso Group as the North American businesses being divested are currently about breakeven at the operating profit level.

“We believe that by combining Stora Enso’s North American operations with those of NewPage, owned by Cerberus Capital, a leading private investment firm, we are contributing to the formation of a highly attractive player in the North American paper industry” said Jouko Karvinen, Stora Enso Group CEO. “This is the first major step in focusing our operations to improve the long-term earnings of Stora Enso. The divestment will simplify our Group structure and strengthen our focus on Europe as well as Stora Enso’s growth markets,” said Karvinen.

NewPage and SENA’s combined pro forma annual sales and EBITDA were approximately USD 4 300 million (EUR 3 099 million) and USD 525 million (EUR 378 million), respectively, in 2006. The new company will be comprised of 12 paper mills with estimated production

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

2(3)

capacity of 4 754 000 tonnes. NewPage will be headquartered in Miamisburg, Ohio. Through its 19.9% interest, Stora Enso will participate in the benefits of the combination including value creation from significant cost synergies.

As part of the transaction, Stora Enso will divest eight publication, fine paper and speciality paper mills which will reduce the Group’s annual production capacity by 2 745 000 tonnes and the number of personnel by about 4 350. The divested mills include Biron, Duluth, Kimberly, Niagara, Port Hawkesbury, Stevens Point, Whiting and Wisconsin Rapids mills.

Stora Enso will retain Corenso’s North American operations. Corenso produces cores and coreboard for industrial use in various fields of business.

Estimated financial impact on Stora Enso Group

Sales reduction	EUR 1 950 million*
EBITDA reduction	EUR 189 million*
Capital employed reduction	EUR 1 750 million
Debt/equity ratio	From 0.64 to 0.42**

*	Based on 2006 results for the divested businesses, with an average exchange rate of EUR/USD 1.2563
**	Including impact of reversing the impairment from EUR 1 300 million to EUR 500 million in the third quarter of 2007

The divested Stora Enso North American operations will be reported as discontinued operations from the third quarter of 2007 onwards. The 19.9% ownership in the new company is considered as a financial investment and accounted for as an asset held for sale.

The USD figures are translated at the EUR/USD exchange rate of 1.3877.

UBS Investment Bank and Pöyry Capital acted as financial advisors and Cleary Gottlieb Steen & Hamilton LLP acted as legal advisor to Stora Enso in connection with the transaction.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

CONFERENCE CALL

CEO Jouko Karvinen and Deputy CEO & CFO Hannu Ryöppönen will be hosting a combined conference call and webcast today at 15:00 Finnish time (13:00 UK time, 08:00 US Eastern time). If you wish to participate, please dial (quoting code ‘7150340’):

+44 (0) 20 7806 1955 (UK)

+358 (0) 9 7251 9036 (Finland)

Stora Enso Oyj
Business ID 1039050-8

3(3)

+46 (0) 8 5352 6407 (Sweden)

+1 718 354 1388 (USA)

The live webcast may be accessed at www.storaenso.com/investors.

Further details of replay numbers can be found at www.storaenso.com/investors

www.storaenso.com

www.storaenso.com/investors

About NewPage Corporation

NewPage Corporation, headquartered in Miamisburg, Ohio, is a leading US producer of coated papers in North America. The company produces coated papers in sheets and rolls with many finishes and weights to offer design flexibility for a wide array of end uses. With more than 4 300 employees, NewPage operates integrated pulp and paper manufacturing mills located in Escanaba, Michigan; Luke, Maryland; Rumford, Maine; and Wickliffe, Kentucky; and a converting and distribution centre in Chillicothe, Ohio.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel